May 13, 2022

VIA EDGAR

Edgar Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Virtus Alternative Solutions Trust: 811-22906

Virtus Asset Trust: 811-07705

Virtus Equity Trust: 811-00945

Virtus Opportunities Trust: 811-07455

Ladies and Gentleman:

This letter sets forth responses to oral comments received from Anu Dubey of the staff of the Securities and Exchange Commission (the “SEC”) on April 27, 2022, pertaining to the preliminary joint proxy statement on Schedule 14A that was filed by Virtus Alternative Solutions Trust, Virtus Asset Trust, Virtus Equity Trust and Virtus Opportunities Trust on April 20, 2022. Where noted, changes, as applicable, have been made to the proxy statement.

Set forth below is each comment and the Trusts’ response thereto.

1.	Comment:	On Page 1 of the Proxy Statement, in the last paragraph please disclose how the proxy solicitation costs will be divided up among the Trusts.

	Response:	The Proxy Statement has been revised to disclose that:

“The proxy solicitation costs related to Proposal 1 will be allocated to each Fund within each Trust based on average net assets. The proxy solicitation costs related to each of the other Proposals will be allocated to the Funds that are voting on that Proposal and, to the extent possible, will be paid directly by such Fund or will be allocated based on average net assets.

2.	Comment:	In the second sentence of the second paragraph on Page 2 of the Proxy Statement, it states that the Meeting may be adjourned if there is not the necessary quorum or if the vote required to approve the proposals are not obtained. The SEC Staff’s view is that adjourning the Meeting when there is a quorum but not enough votes for approval would be a substantive proposal on which shareholders would vote. Please revise or add this as a separate proposal to the Proxy Statement and proxy card.

EDGAR Operations Branch
May 13, 2022

	Response:	The Proxy Statement has been revised to include the following additional proposal for consideration by shareholders of the Funds at the Meeting:

“If necessary, to adjourn or postpone the Meeting to permit further solicitation of proxies in the event that a quorum does not exist or a quorum exists but there are not sufficient votes at the time of the Meeting to approve the Proposals.”

3.	Comment:	Please revise the fifth sentence of the third paragraph on Page 2 of the Proxy Statement to include disclosure that because brokers are not permitted to provide a proxy with respect to a shareholder’s shares unless the shareholder provides them with specific voting instructions, such shares are not considered as present for quorum purposes.

	Response:	Registrants respectfully decline to take this comment. Each of the registrants is organized as a Delaware statutory trust. Accordingly, their proxy voting procedures are governed by Delaware law. Because this Proxy Statement contains one routine proposal (election of directors) in additional to the non-routine proposals, broker non-votes will count as present for purposes of determining a quorum. This position is supported by Berlin v. Emerald Partners 552 A.2d 482 (Del. 1988). Although Berlin involved a Delaware corporation, it should apply with each force to a Delaware statutory trust.

In Berlin, the Delaware Supreme Court discussed the effect of limited proxies and broker non-votes on the existence of a quorum. The Court equated shares present by such a limited proxy to those present in person for only a portion of the meeting, stating:

“Just as the quorum once established, will not be defeated by a stockholder who participates in part of the meeting but does not vote or leaves the meeting, it also will not be defeated merely because the stockholder who is present by proxy did not provide authority for his representative to vote on all proposals.…

A stockholder who is present in person or represented at a meeting by a general proxy, is present for quorum purposes and is also voting power present on all matters. However, if the stockholder is represented by a limited proxy and does not empower its holder to vote on a particular proposal, then the shares represented by that proxy cannot be considered as part of the voting power present with respect to that proposal.”

EDGAR Operations Branch
May 13, 2022

Accordingly, uninstructed shares will cause a broker non-vote to be deemed present for quorum purposes if and only if the broker has discretionary authority with respect to at least one item on a meeting's agenda. Since NYSE Rule 452.11(19) provides that brokers may vote on elections of directors with respect to investment companies registered under the 1940 Act, any broker non-votes will count as present for purposes of determining the quorum.

4.	Comment:	Please delete the last sentence of the first paragraph on Page 3 of the Proxy Statement as the SEC Staff does not view this as appropriate action, especially for non-routine matters.

	Response:	Requested revision has been made.

5.	Comment:	In the box on the lower left side on Page 31 of the Proxy Statement, please add before “Make loans”, if accurate, “the Funds may not”.

	Response:	Requested revision has been made as it is accurate.

6.	Comment:	On Page 32 of the Proxy Statement, under Proposal 4 please disclose the investment objective for each Investment Objective Fund.

	Response:	Requested revision has been made.

*        *        *

In connection with this filing, the Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced registration statement; (2) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and (3) the Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Any questions or comments with respect to this filing may be directed to the undersigned at (212) 660-3069.

Sincerely,

/s/ Rachael L. Schwartz
Rachael L. Schwartz

cc:	Kevin J. Carr, Esq.